UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

Matrixx Initiatives, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(Cusip Number)
William C. Verdi Porter Orlin LLC 666 Fifth Avenue, Suite 3403 New York, New York 10103 (212) 484-1064
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 22 Pages
Exhibit Index Found on Page 19

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Amici Healthcare, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 270,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 270,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 22 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS The Collectors’ Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 22 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS CF Advisors, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,035,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,035,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 22 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Porter Orlin LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,162,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,162,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 5 of 22 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS A. Alex Porter
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,162,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,162,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 22 Pages

13D
CUSIP No. 57685L105

1	NAMES OF REPORTING PERSONS Paul E. Orlin
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 1,162,000 Shares, which is 12.4% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,162,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,162,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
13D

Page 7 of 22 Pages

Preliminary Note

As further described in Item 4 below, prior to the filing of this Schedule 13D, the Reporting Persons (as defined below) have reported their beneficial ownership of shares of Common Stock, par value $0.001 per share (the “Shares”), of Matrixx Initiatives, Inc. (the “Company”) on a Schedule 13G initially filed with the Securities and Exchange Commission on June 24, 2010.  On January 5, 2010, the Reporting Persons acquired Shares bringing their aggregate ownership of the class of Common Stock to greater than 10 percent.  The Reporting Persons are filing this Schedule 13D in lieu of the amendment on Schedule 13G otherwise required by Rule 13d-2(d) under the Securities Exchange Act of 1934, as amended.

Also as further described in Item 4 below, on January 10, 2011, certain of the Reporting Persons sent to the Board of Directors of the Company a letter relating to the proposed acquisition of the outstanding Common Stock of the Company by certain affiliates of H.I.G. Capital, LLC.

    Item 1. Security and Issuer

This statement relates to the Shares of the Company.  The Company’s principal offices are located at 8515 E. Anderson Drive, Scottsdale, Arizona 85255.

    Item 2. Identity and Background

 (a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Porter Orlin Funds

(i)	Amici Healthcare, L.P., a Delaware limited partnership (“Amici Healthcare”), with respect to the Shares held by it; and

(ii)	The Collectors’ Fund, L.P., a New York limited partnership (“Collectors”), with respect to the Shares held by it.

Amici Healthcare and Collectors are together referred to herein as the “Porter Orlin Funds.”

The General Partner

(iii)
CF Advisors, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of each of the Porter Orlin Funds, with respect to the Shares held by each of the Porter Orlin Funds.

                The Investment Manager

(iv)
Porter Orlin LLC, a Delaware limited liability company (the “Investment Manager”), with respect to the Shares held by each of the Porter Orlin Funds and by an account (the “Managed Account”) managed by the

Page 8 of 22 Pages

                                                Investment Manager.

The Individual Reporting Persons

(v)
The following persons, each of whom is a managing member of both the General Partner and the Investment Manager, with respect to the Shares held by the Porter Orlin Funds and the Managed Account: A. Alex Porter (“Porter”) and Paul E. Orlin (“Orlin”).

Porter and Orlin are together referred to herein as the “Individual Reporting Persons.”

(b)           The address of the principal business office of (i) the Porter Orlin Funds, the General Partner and the Investment Manager is c/o Porter Orlin LLC, 666 Fifth Avenue, Suite 3403, New York, New York 10103 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Porter Orlin Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the General Partner is to act as the general partner of the Porter Orlin Funds.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Porter Orlin Funds, the General Partner and the Investment Manager is set forth above.  Each of the Individual Reporting Persons is a citizen of the United States.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

    Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Porter Orlin Funds and the Managed Account is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
Amici Healthcare	270,000	$1,285,827
Collectors	765,424	$4,653,274

Page 9 of 22 Pages

Managed Account	126,576	$766,255

The consideration for all such acquisitions was obtained from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by Amici Healthcare, Collectors and the Managed Account at their respective prime brokers.  Amici Healthcare, Collectors and the Managed Account hold certain securities in such margin accounts at their respective prime brokers, and the accounts may from time to time have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

    Item 4. Purpose of Transaction

The Reporting Persons filed a Schedule 13G on June 24, 2010 reporting their ownership of 556,035 Shares, representing approximately 5.9% of such class.  Between the date of such Schedule 13G and January 6, 2011, certain of the Reporting Persons acquired an additional net 605,965 Shares, representing approximately 6.4% of such class.  On January 5, 2011, certain of the Reporting Persons acquired Shares bringing the Reporting Persons’ aggregate ownership of the class of Common Stock to greater than 10 percent.  The Reporting Persons are filing this Schedule 13D in lieu of the amendment on Schedule 13G otherwise required by Rule 13d-2(d) under the Securities Exchange Act of 1934, as amended.  This Schedule 13D reports all of the Shares previously reported on such Schedule 13G and the net additional Shares acquired by the Reporting Persons subsequent to the filing of such Schedule 13G, which additional Shares bring the Reporting Persons’ aggregate holdings to 1,162,000 Shares, representing approximately 12.4% of such class.

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of the Shares.  Consistent with their investment purpose, however, the Reporting Persons at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of their Shares, depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications regarding the Company with, without limitation, one or more officers of the Company, one or more members of the Board of Directors of the Company and/or one or more shareholders of the Company.  Such communications may concern, without limitation, the Company’s operations and/or prospects, the Company’s capital structure, any current or future initiatives or transactions that may be proposed, recommended or adopted by the Company’s management or Board of Directors, and/or potential strategies to maximize shareholder value.  During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

On January 10, 2011, certain of the Reporting Persons sent a letter to the Board of Directors of the Company regarding the Company’s announcement on December 14, 2010 of (i) its entry into a merger agreement with certain affiliates of H.I.G. Capital, LLC (“HIG”) and (ii)

Page 10 of 22 Pages

the Board’s recommendation that shareholders accept HIG’s related tender offer at a price of $8.00 per share.  The letter expresses the Reporting Persons’ belief that the proposed transaction severely undervalues the Company and will deprive shareholders of the full value of their investment in the Company.  A copy of the letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

    Item 5. Interest in Securities of the Issuer

The Porter Orlin Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Porter Orlin Fund is incorporated herein by reference for each such Porter Orlin Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 9,398,587 Shares outstanding as of November 30, 2010, as reported by the Company in its Schedule 14D-9 filed with the Securities and Exchange Commission on December 22, 2010.

(c)
The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all transactions in the Shares by the Porter Orlin Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
Each of the General Partner and the Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds as reported herein.  The Individual Reporting Persons are managing members of the General Partner and the Investment Manager.

(e)	Not applicable.

The General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

(c)	None.

(d)	The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the

Page 11 of 22 Pages

Shares held by the Porter Orlin Funds as reported herein. The Individual Reporting Persons are managing members of the General Partner.

(e)	Not applicable.

The Investment Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Investment Manager is incorporated herein by reference.

(c)
The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all transactions in the Shares by the Investment Manager on behalf of the Managed Account in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds and the Managed Account as reported herein.  The Individual Reporting Persons are managing members of the Investment Manager.

(e)	Not applicable.

The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds as reported herein.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Porter Orlin Funds and the Managed Account as reported herein.  The Individual Reporting Persons are managing members of both the General Partner and the Investment Manager.

(e)	Not applicable.

The Shares reported hereby for the Porter Orlin Funds are owned directly by the Porter Orlin Funds and those reported by the Investment Manager on behalf of the Managed Account are owned directly by the Managed Account.  The Investment Manager, as investment adviser to the Porter Orlin Funds and the Managed Account, may be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  The General Partner,

Page 12 of 22 Pages

as general partner of the Porter Orlin Funds, may be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds.  The Individual Reporting Persons, as managing members of both the General Partner and the Investment Manager with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Porter Orlin Funds and the Managed Account.  Each of the General Partner, the Investment Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

    Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 2 a copy of the letter sent by certain Reporting Persons to the Board of Directors on January 10, 2011.

Page 13 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2011

AMICI HEALTHCARE, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually

Page 14 of 22 Pages

ANNEX 1

Set forth below with respect to the General Partner and the Investment Manager is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the General Partner and the Investment Manager is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The General Partner

(a)	CF Advisors, LLC
(b)	c/o Porter Orlin LLC
666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)	Managing Members: A. Alex Porter and Paul E. Orlin

2.	The Investment Manager

(a)	Porter Orlin LLC
(b)	666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	Serves as investment adviser to various investment funds and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: A. Alex Porter and Paul E. Orlin

3.	Managing Members of the General Partner and the Investment Manager

(a)	A. Alex Porter and Paul E. Orlin
(b)	c/o Porter Orlin LLC
666 Fifth Avenue, Suite 3403
New York, New York 10103
(c)	The principal occupation of each managing member of the General Partner and the Investment Manager is serving as a managing member of both the General Partner and the Investment Manager.
(d)	Each of the managing members of the General Partner and the Investment Manager is a citizen of the United States.

None of the managing members of the General Partner and the Investment Manager has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 15 of 22 Pages

SCHEDULE A

AMICI HEALTHCARE, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
11/24/2010	5,000 (S)	5.31

Page 16 of 22 Pages

SCHEDULE B

THE COLLECTORS’ FUND, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
01/06/2011	108,024 (P)	8.63
01/05/2011	67,600 (P)	8.61
01/05/2011	19,100 (P)	8.60
12/31/2010	39,000 (P)	8.57
12/30/2010	21,700 (P)	8.57

Page 17 of 22 Pages

SCHEDULE C

PORTER ORLIN LLC ON BEHALF OF THE MANAGED ACCOUNT

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
01/06/2011	16,800 (P)	8.63
01/05/2011	10,576 (P)	8.61
01/05/2011	2,900 (P)	8.60
12/31/2010	6,000 (P)	8.57
12/30/2010	3,300 (P)	8.57

Page 18 of 22 Pages

 EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Letter to Board of Directors dated January 10, 2011

Page 19 of 22 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 11, 2011

AMICI HEALTHCARE, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	THE COLLECTORS’ FUND, L.P. By: CF ADVISORS, LLC, its General Partner By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
CF ADVISORS, LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member	PORTER ORLIN LLC By: /s/ A. Alex Porter A. Alex Porter Managing Member By: /s/ Paul E. Orlin Paul E. Orlin Managing Member
/s/ A. Alex Porter A. Alex Porter, Individually /s/ Paul E. Orlin Paul E. Orlin, Individually

Page 20 of 22 Pages

EXHIBIT 2
to
SCHEDULE 13D

[Porter Orlin letterhead]

January 10, 2011

VIA FEDERAL EXPRESS

Mr. William C. Egan, Chairman of the Board
Mr. William J. Hemelt, Chief Executive Officer and Director
The Board of Directors, Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, AZ 85255

Dear Madam and Sirs:

Porter Orlin LLC and its affiliated entities are holders of 1,162,000 shares of common stock of Matrixx Initiatives (the “Company”), or approximately 12.4% of the shares outstanding, making us the largest current shareholder according to publicly available data.  We are writing to express our puzzlement and extreme dissatisfaction with the Company’s announcement on December 14, 2010 of (i) its entry into a merger agreement with affiliates of H.I.G. Capital, LLC (“HIG”) and (ii) the Board’s recommendation that shareholders accept HIG’s related tender offer at a price of $8.00 per share.  We believe this proposed transaction severely undervalues the Company and will deprive shareholders of the full value of their investment in MTXX.

The Company’s own financial projections reveal the extent to which the HIG transaction undervalues the Company’s business.  In the Company’s Schedule 14D-9 filed with the SEC on December 22, 2010, management forecasts that MTXX will report net income of $6.1 million (or $0.65 per share based on the current share count) for FY 2013, which is the first year we see the Company’s true underlying earnings power given the recent legal settlement; and net income of $7.5 million for FY 2015, which represents a two-year CAGR of more than 10 percent.  In addition, management’s revenue forecasts suggest that the Company will generate significant excess net cash over the next several years.  We consider management’s forecasts quite conservative, and they are well below our internal projections; nonetheless, they clearly indicate a Company value of considerably more than $8.00 per share.  Additionally, there are ample general and administrative expenses that could be cut following any acquisition, not to mention other potential sales and marketing synergies with a strategic acquirer.  These prospective savings—which are not exclusively achievable by HIG—make the HIG transaction multiple even less commensurate with the value of the Company than it appears.

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The inadequacy of the $8.00 tender offer is especially pronounced due to its being coincidental with the Company’s recent settlement—disclosed on the same day the HIG transaction was announced—of the bulk of the pending nationwide product liability litigation against the Company and Zicam.  The valuation uncertainty caused by the outstanding litigation had depressed the Company’s share price significantly over a lengthy period.  An $8.00 per share sale of the Company at the very moment this uncertainty has lifted snatches from shareholders the emergent current and future enterprise value of MTXX.

We also question how the Board’s endorsement of an $8.00 offer by HIG is consistent with the Board’s previously expressed view of what an acceptable transaction would be.  According to the Schedule 14D-9, on August 24, 2010, the Board authorized management and its financial advisor to “advise HIG that , although the Company was not for sale and management remained committed to executing the Company’s long-term business plan, the Company Board would be willing to consider a transaction at a value somewhere in excess of $8.00 per share.”  Recall that the Board took this position before the litigation settlement had occurred and, seemingly, before the impact of a potential settlement could even have been factored into an acceptable per-share price: the Schedule 14D-9 indicates the first discussion with HIG of potential settlement terms occurred in November 2010.  Why is the Board now eager to sell at a price below what it considered acceptable on August 24 when, since that point, the S&P Index is up over 20% and Matrixx has settled the most material outstanding risk to the Company?  And what has happened to the Board’s “commit[ment] to executing the Company’s long-term business plan”?  We remain confused by the Board’s unanimous approval of this deal in its current form.

Our concern about the proposed HIG transaction is heightened by the timing of the tender offer and acquisition, which strongly limits the possibility of competing bids.  While the merger agreement includes a “go-shop” period, the timeframe for competing bids to emerge is far too brief to give shareholders a realistic opportunity to get the best price for the Company.  The go-shop is 40 days and encompasses two large holidays, while the currently proposed deal took almost a year to negotiate.

In sum, given the recent litigation settlement and the Company’s positive underlying fundamentals, we believe the Company is now stronger than it has been at any point in the past 18 months.  There is no need at this point for a sale—and most certainly no rationale for a sale at $8.00.  In the latter regard, we note that since the proposed transaction was announced, over 6.3 million shares have changed hands at greater than $7.98 per share, most of them well above $8.00.  We would hope that unless shareholders receive fair value for their shares they will not tender them to HIG.  The currently offered price of $8.00 per share is simply highly inadequate.

If, as it appears, management does not have the desire to manage the Company for any extended period of time, we urge that if and when the tender offer fails, a full and proper auction process of the Company should take place.  In the meantime, we will be considering all options for obtaining fair value for our shares.

Sincerely,

/s/ A. Alex Porter                                                                    /s/ Paul E. Orlin
A. Alex Porter                                                                         Paul E. Orlins

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